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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 _______________

                               Amendment No. 1 to
                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)
                                 _______________

                          ELAN FINANCE CORPORATION LTD.
                              ELAN CORPORATION, PLC
                       (Name of Subject Company (Issuer))

                                 _______________

                          ELAN FINANCE CORPORATION LTD.
                              ELAN CORPORATION, PLC
                       (Name of Filing Persons (Offeror))

        Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated)
                         (Title of Class of Securities)

                                   284129 AA 1
                                   284129 AB 9
                                   284129 AC 7
                     (CUSIP Numbers of Class of Securities)

                              Jean M. Duvall, Esq.
                                 General Counsel
                              Elan Corporation, plc
                              800 Gateway Boulevard
                          South San Francisco, CA 94080

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Christopher Cox, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
                                             Amount of Filing Fee**
 Transaction Valuation*
--------------------------------------------------------------------------------

      $494,024,247                                  $39,967
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due 2018 (Zero
     Coupon-Subordinated), as described herein, is $616.57 per $1,000 principal amount at maturity outstanding. As of November 14, 2003, there was approximately $801,246,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of approximately $494,024,247.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid:           $39,967                Filing Party:           Elan Corporation, plc
     Form or Registration No.:         005-43481              Date Filed:             11/14/03


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:


     [ ]  third-party tender offer subject to Rule 14d-1.   [ ]  going-private transaction subject to Rule 13e-3.
     |X|  issuer tender offer subject to Rule 13e-4.        [ ]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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


                             INTRODUCTORY STATEMENT


     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I ("Schedule TO-I"), originally filed by Elan Corporation, plc, a public limited company organized under the laws of Ireland (the "Guarantor"), and Elan Finance Corporation Ltd., a company organized under the laws of Bermuda and a wholly-owned subsidiary of the Guarantor (the "Company"), on November 14, 2003, which relates to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated) issued by the Company on December 14, 1998 and fully and unconditionally guaranteed by the Guarantor (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated November 14, 2003 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1) to (d)(1) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of December 14, 1998 (the "Indenture"), among the Company, the Guarantor and The Bank of New York, as trustee ("Trustee").

     The Put Option will expire at 5:00 p.m., New York City time, on Monday, December 15, 2003. This Schedule TO-I, as amended, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Item 1.  Summary Term Sheet.

     Item 1 of the Schedule TO-I is hereby amended and supplemented as follows:

     The paragraph appearing under question 7 "When does the Put Option expire?" in the "Summary Term Sheet" section on page 2 of the Company Notice is hereby amended and restated in its entirety as follows:

          "The Put Option expires at 5:00 p.m., New York City time, on Monday, December 15, 2003 (the "Purchase Date"). Unless otherwise required by applicable law, we will not extend the period Holders have to accept the Put Option. In addition, we will not change the terms of the Put Option. We will pay for purchased Securities promptly following the expiration of the Put Option. The Paying Agent must receive your validly surrendered Securities before we will pay for your Securities. (Page 4)"

     The paragraph appearing under question 8 "What are the conditions to the purchase by the Company of the Securities?" in the "Summary Term Sheet" section on page 2 of the Company Notice is hereby amended and restated in its entirety as follows:

         "The purchase by the Company of the Securities as to which a Purchase Notice has been delivered and not validly withdrawn is conditioned upon the Holder delivering the Securities, together with necessary endorsements, to the Paying Agent at the same time, or at any time after, delivery of the Purchase Notice. Additionally, pursuant to the terms of the Indenture, the purchase by the Company of the Securities pursuant to the Put Option is conditioned upon there being no Event of Default under the Indenture that has occurred (prior to, on or after the delivery of a Purchase Notice) and is continuing (other than a default in the payment of the Purchase Price with respect to the Securities) and upon the purchase being lawful. These conditions are required pursuant to the terms of the Indenture and, accordingly, may not be waived by the Company or the Guarantor. (page 7)"

     The paragraph appearing under question 10 "If I surrender, when will I receive payment for my Securities?" in the "Summary Term Sheet" section on page 2 of the Company Notice is hereby amended and restated in its entirety as follows:

          "We will accept for payment all validly surrendered Securities promptly upon expiration of the Put Option, and we will pay for all validly surrendered Securities promptly following the expiration of the

     Put Option. Pursuant to the terms of the Indenture, we will promptly forward to the Paying Agent on December 16, 2003 the appropriate amount of funds required to pay the Purchase Price for the surrendered Securities. The Paying Agent will then promptly distribute the funds to the Holders. Holders must deliver their Securities to the Paying Agent before the Paying Agent will distribute their funds. (Page 8)"

     The paragraph appearing under question 11 "Until what time can I withdraw previously surrendered Securities?" in the "Summary Term Sheet" section on page 3 of the Company Notice is hereby amended and restated in its entirety as follows:

          "You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on December 15, 2003. You may also withdraw previously surrendered Securities at any time after 12:01 a.m., New York City time, on January 15, 2004, the expiration of 40 business days from the date of this Company Notice, if your Securities have not yet been accepted for payment by the Company. (Page 8)"

Item 4.  Terms of the Transaction.

     Item 4 of the Schedule TO-I is hereby amended and supplemented as follows:

     The seventh paragraph on the cover page of the Company Notice is hereby amended and restated in its entirety as follows:

          "The Purchase Price for any Security as to which a Purchase Notice has been given and not withdrawn will be paid promptly following the expiration of the Put Option. The Paying Agent must receive your validly surrendered Securities before the Purchase Price for your Securities will be paid."

     The second paragraph of subsection 2.1 "The Company's Obligation to Purchase the Securities; Purpose of the Transaction" on page 4 of the Company Notice is hereby amended and restated in its entirety as follows:

          "This Put Option will expire at 5:00 p.m., New York City time, on Monday, December 15, 2003 (the "Purchase Date"), and the purchase will be made promptly following the expiration of the Put Option. Unless otherwise required by applicable law, we will not extend the period Holders have to accept the Put Option. In addition, we will not change the terms of the Put Option. Pursuant to the terms of the Indenture, the Company will deliver funds to the Paying Agent on December 16, 2003 (the "Payment Date"). The payment by the Company for validly surrendered Securities is subject to the Paying Agent's receipt of the certificate(s) representing the surrendered Securities."

     The second sentence of the third paragraph of subsection 2.2 "Purchase Price" on page 5 of the Company Notice is hereby amended and restated in its entirety as follows:

         "Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities so surrendered based on such Holder's assessment of the other information presented in this Company Notice and the current market value of the Securities and the ADSs."

     Subsection 2.4 "Market for the Securities and ADSs" on page 5 of the Company Notice is hereby amended by adding the following paragraph immediately after the first paragraph of such subsection:

          "To the knowledge of the Guarantor and the Company, the trading volumes for the Securities are generally low. To the extent that Securities are tendered and accepted pursuant to the Put Option, the trading market for the Securities may become even more limited. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller "float") may be lower than a bid for a comparable debt security with a greater float. Therefore, the market price for Securities not tendered may be adversely affected to the extent that the number of Securities purchased pursuant to the Put Option reduces the float. The reduced float may also tend to make the trading price more volatile. Holders of unpurchased

     Securities may attempt to obtain quotations for the Securities from their brokers; however, there can be no assurance that an active trading market will exist for the Securities following the consummation of the Put Option. The extent of the public market for the Securities following consummation of the Put Option would depend on the number of Holders remaining at such time and the interest in maintaining a market in the Securities on the part of securities firms and other factors."

     Subsection 2.7 "Ranking" on page 6 of the Company Notice is hereby amended by adding the following paragraph immediately after the first paragraph of such subsection:

          "As of November 30, 2003, the Company had no senior debt outstanding and the Guarantor had approximately $1.272 billion in senior debt outstanding. In addition, as of October 31, 2003, the Guarantor's subsidiaries (other than the Company) had approximately $1.844 billion of liabilities, including trade payables, to which the Guarantor's guarantee would have been effectively subordinated. The Indenture does not limit the amount of additional senior debt that may be incurred in the future by the Guarantor or any of its Subsidiaries (including the Company). However, due to restrictions contained in the agreements governing the 9.56 % Guaranteed Notes due June 28, 2004 issued by Elan Pharmaceutical Investments II, Ltd., a wholly owned subsidiary of the Guarantor, and guaranteed by the Guarantor, and the Series B and Series C Guaranteed Notes due March 15, 2005 issued by Elan Pharmaceutical Investments III, Ltd., a wholly-owned subsidiary of the Guarantor, and guaranteed by the Guarantor, the Guarantor and its subsidiaries currently have no ability to incur additional indebtedness."

     Subsection 2.8 "Conditions" on page 7 of the Company Notice is hereby amended and restated in its entirety as follows:

         "The purchase by the Company of the Securities as to which a Purchase Notice has been delivered and not validly withdrawn is conditioned upon the Holder delivering the Securities, together with necessary endorsements, to the Paying Agent at the same time, or at any time after, delivery of the Purchase Notice. Additionally, pursuant to the terms of the Indenture, the purchase by the Company of the Securities pursuant to the Put Option is conditioned upon there being no Event of Default under the Indenture that has occurred (prior to, on or after the delivery of a Purchase Notice) and is continuing (other than a default in the payment of the Purchase Price with respect to the Securities) and upon the purchase being lawful. These conditions are required pursuant to the terms of the Indenture and, accordingly, may not be waived by the Company or the Guarantor.

     Under the Indenture, an Event of Default occurs if:

     - the Company or the Guarantor default in the making of any payment under the Indenture when the payment becomes due and payable, whether or not the payment is prohibited by the terms of the Indenture;

     -    the Guarantor fails to deliver ADSs (or cash in lieu of fractional
          ADSs) or cash in lieu thereof when ADSs (or cash in lieu of fractional
          ADSs) or cash in lieu thereof are required to be delivered upon exchange of a Security and the failure continues for 10 days;

     - the Company or the Guarantor fails to comply with any of its other agreements in the Securities or the Indenture and the failure continues for 60 days after receipt by the Company or the Guarantor, as the case may be, of a notice of default;

     - any default occurs under any bond, debenture, note or other evidence or indebtedness for money borrowed of the Company, the Guarantor or any of the Guarantor's other subsidiaries, which default shall have resulted in indebtedness being accelerated, where the aggregate amount so accelerated exceeds the greater of (i) $20 million and (ii) 2.0% of the Guarantor's consolidated net assets (calculated in accordance with the Indenture) without the indebtedness being discharged or the acceleration having been rescinded or annulled within 10 days after receipt by the Company or the Guarantor, as the case may be, of a notice or default;

     - certain events of bankruptcy occur with respect to the Company or the Guarantor; or

     - the Guarantor's guarantee ceases to be in full force and effect or is declared null and void or the Guarantor denies that it has any further liability under its guarantee or gives notice to such effect.

     There is currently no Default or Event of Default under the Indenture."

     The second sentence of the first paragraph of Section 3 "Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase" on page 7 of the Company Notice is hereby amended and restated in its entirety as follows:

     "Additionally, Holders will not be eligible to receive the Purchase Price until such time as any certificates representing the surrendered Securities are delivered to the Paying Agent."

     The second sentence of the first paragraph of Section 4 "Right of Withdrawal" on page 8 of the Company Notice is hereby amended and restated in its entirety as follows:

     "Holders may also withdraw surrendered Securities at any time after 12:01 a.m., New York City time, on January 15, 2004, the expiration of 40 business days from the date of this Company Notice, if their Securities have not yet been accepted for payment."

     The first paragraph of Section 5 "Payment for Surrendered Securities" on page 8 of the Company Notice is hereby amended and restated in its entirety as follows:

          "We will pay for validly surrendered Securities promptly following the expiration of the Put Option. We will forward to the Paying Agent, no later than 1:00 p.m., New York City time, on December 16, 2003 (the "Payment Date") the appropriate amount of funds required to pay the Purchase Price for the surrendered Securities. The Paying Agent will then promptly distribute the cash to each Holder who validly surrendered Securities. A Holder must deliver the Holder's Securities to the Paying Agent before the Paying Agent will distribute the Purchase Price to the Holder."

     The second sentence of the first paragraph of Section 10 "Material United States Tax Considerations" on page 10 of the Company Notice is hereby amended and restated in its entirety as follows:

     "It does not constitute tax advice."

     The first sentence of the second paragraph of Section 10 "Material United States Tax Considerations" on page 10 of the Company Notice is hereby amended and restated in its entirety as follows:

     "THIS SUMMARY OF UNITED STATES FEDERAL TAX CONSEQUENCES DOES NOT CONSTITUTE TAX ADVICE."

     The fourth sentence of the second paragraph on page 1 of the Purchase Notice is hereby amended and restated in its entirety as follows:

     "You may also withdraw the surrendered Securities if the Company has not yet accepted them for payment after 12:01 a.m., New York City time, on January 15, 2004 (the expiration of 40 business days from the date of the Company Notice)."

     Subsection (d) of the third paragraph on page 3 of the Purchase Notice is hereby amended and restated in its entirety as follows:

     "(d) the undersigned agrees to all of the terms of the Company Notice and this Purchase Notice."

     The Company will disregard any attestation from holders of the Securities pursuant to the previous subsection (d) that the holders have "read" the terms of the Company Notice and the Purchase Notice, to the extent that the Company receives any executed Purchase Notices from the holders in connection with the Put Option.

     The third sentence in Section 10 "Withdrawal Right" on page 13 of the Purchase Notice is hereby amended and restated in its entirety as follows:

          "You may also withdraw the surrendered Securities if the Company has not yet accepted them for payment after 12:01 a.m., New York City time, on January 15, 2004 (the expiration of 40 business days from the date of the Company Notice)."

     The fourth sentence of the first paragraph on page 1 of the Notice of Withdrawal is hereby amended and restated in its entirety as follows:

     "YOU MAY ALSO WITHDRAW SURRENDERED SECURITIES IF THE COMPANY HAS NOT YET ACCEPTED THEM FOR PAYMENT AFTER 12:01 A.M., NEW YORK CITY TIME, ON JANUARY 15, 2004 (THE EXPIRATION OF 40 BUSINESS DAYS FROM THE DATE OF THE COMPANY NOTICE)."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      ELAN CORPORATION, PLC

                                      By:  /s/ William F. Daniel
                                          ---------------------------------
                                          Name:  William F. Daniel
                                          Title:    Executive Vice President
                                                       and Company Secretary





                                      ELAN FINANCE CORPORATION LTD.

                                      By:  /s/ Kevin Insley
                                          ---------------------------------
                                          Name:  Kevin Insley
                                          Title:    President




Dated:  December 3, 2003

                                  EXHIBIT INDEX


Exhibit No.             Description

(a)(1)(A)*          Company Notice to Holders of Elan Finance
                    Corporation Ltd. Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated), dated November 14, 2003.

(a)(1)(B)*          Form of Purchase Notice. (a)(1)(C) * Form of
                    Notice of Withdrawal. (a)(1)(D) * Substitute Form
                    W-9.

(a)(1)(E)*          Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.
                    (a)(5)(A) * Press Release issued by Elan
                    Corporation, plc on November 14, 2003.

(b)*                Not applicable.

(d)(1)* Indenture, dated as of December 14, 1998, among Elan Finance Corporation Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Securities and Exchange Commission on August 27, 1999).

(g)*                Not applicable. (h) Not applicable.


*    Previously filed.




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